

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

MAIL STOP 4561

June 5, 2008

Brett C. Moody, Chief Executive Officer
Moody National REIT I, Inc.
6363 Woodway Drive, Suite 110
Houston, TX 77057

> **Re: Moody National REIT I, Inc.**
> **Registration Statement on Form S-11**
> **File No. 333-150612**
> **Filed May 2, 2008**

Dear Mr. Moody:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5.

2.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share

repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001), Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003) and Hines Real Estate Investment Trust, Inc. (Letter dated June 4, 2004). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions.

Prospectus Cover Page

3.   Please revise to ensure that the cover page is limited to one page.

4.   Considering this is a best efforts offering as disclosed in your narrative, please revise to remove the bold faced, all caps, and centered presentation of your manager dealer at the bottom of this page.

Questions and Answers, page vi

5.   Please revise to include a question and answer to state whether you will provide shareholders with information regarding your net asset value (NAV) on a per share basis. If not, please provide risk factor disclosure regarding the fact that investors will not have access to this information. If you intend to calculate NAV but not distribute the information to investors, please explain why. Similar disclosure should be provided in your summary and in more detail in your business disclosure.

How will the payment of fees and expenses affect my invested capital? page viii

6.   Please revise to separately disclose the percentage of offering proceeds that will be used to pay acquisition and advisory fees and the amount that will be used for investments, so that investors can understand the percentage of their funds that will actually be used to acquire assets.

Prospectus Summary, page 1

7.   Please revise to briefly disclose your leverage policy.

8.   Please revise the last bullet point in the summary of risk factors to clarify how failure to maintain REIT status would affect your operations and ability to make distributions.

9.   We note the disclosure that Brett Moody controls and indirectly owns your advisor. Please revise the prospectus to clarify the owners of the affiliates disclosed on page 4.

Compensation to Our Advisor and Affiliates, page 5

10.   Describe all fees on a leveraged and unleveraged basis. Provide similar
        disclosure in the more detailed compensation table beginning on page 60.

11.   Please revise to clarify if the debt financing fee is in addition to the acquisition fee
        your advisor will receive for the acquisition of a property. For instance, it appears
        that if you acquired a $100 million property with 80% leveraged then the advisor
        would be paid a 1.5% advisory fee and a 1% fee for the $80 million that was
        financed.

12.   We note the disclosure on page 7 that the property management fee will be a
        market based fee. Briefly here and in detail later, please revise to disclose how
        the market based fee will be determined.

13.   We note the disclosure here that the advisor will be paid disposition fees if it
        provides a "substantial amount" of services in connection with the sale of
        property. Please revise to clarify how the term "substantial amount" is defined.
        Also, please revise to clarify if that means you could be required to pay a third
        party employed by the advisor, in addition to the 3%, if your advisor is deemed to
        have provided a substantial amount of disposition services.

14.   We note that the acquisition and advisory fees will be 1.5% of the cost of each
        property. We further note the disclosure that in no event will the total of all
        acquisition fees and acquisition expenses exceed 6% of the contract prices.
        Please revise to explain how the sum of those two items could approach 6%.

15.   Please revise to clarify if the special unit payments are the only compensation,
        other than disposition fees, your sponsor will receive in a liquidity event.

Conflicts of Interest, page 9

16.   Please revise to address the conflict of interest that is presented when your advisor
        makes the determination to either pursue liquidation or listing, including a
        discussion of the benefits the advisor would receive by pursing listing over
        liquidation. Provide similar disclosure later when discussing liquidity events.
        Also, provide a risk factor that addresses the conflicts of interests and the
        substantial fees and expenses associated with listing over liquidation, including
        the expense of acquiring your advisor prior to listing.

17.   Please revise to quantify the other real estate programs that your advisor manages.
        Identify the number of those other programs that also have similar investment
        objectives. Provide similar clarification in the appropriate risk factor.

18.   Please expand the next-to-last bullet point to briefly describe the conflicts associated with retaining an affiliate of your advisor to manager your properties.

Distribution Policy, page 9

19.   We note that you intend to make distributions beginning on the first month after the minimum offering is achieved. Please revise to clarify if you will make such distributions even if they are funded by offering proceeds. In addition, please revise to clarify that distributions made from sources other than cash flow from operations could constitute a return of capital for tax purposes.

Risk Factors, page 11

We presently intend to effect a liquidity event within four to six years …., page 12

20.   It appears that the risk discussed in the second paragraph, regarding the possibility that investors might not receive a full return of their investment, is a separate risk than that discussed in the subheading and the first paragraph.   Please revise to include a separate risk factor.

Risks Related to Conflicts of Interest, page 18

21.   Please revise to include a risk factor to discuss the risk associated with selling assets to parties affiliated with your advisor or sponsor if you have such ability.

We will incur mortgage indebtedness and other borrowings, which may increase…., page 28

22.   Please revise this risk factor to highlight the risk that your board may approve debt levels above those stated in your charter, consistent with the disclosure on page 47.

To qualify as a REIT we must meet annual distribution requirements…, page 30

23.   Please revise to discuss in more detail the risks associated with funding distributions through borrowing, issuing additional securities, selling assets, or using the proceeds of this offering. Describe the impact on the number of properties you will hold, the diversion of cash flows from operations to pay debt, and the resulting impact on cash flows available to pay distributions.

Investment Objectives, Strategy and Related Policies, page 39

24.   We note the disclosure on page 39 that you intend to initially invest in hotel properties because of the unique opportunities provided. Please revise to clarify the duration of the initial stage.

25.   We note the disclosure on page 39 that you may invest in the equity securities of other REITs. Please revise to clarify if you are able to invest in the equity securities of REITs affiliated with your sponsor or advisor.

26.   Please revise to elaborate on the Moody Core Plus investment strategy, using plain English, so that investors can understand how you intend on achieving the disclosed investment objectives. Discuss the "optimization strategy" and how you will identify technical pressures.

27.   We note the general disclosure throughout this section that you may purchase property from parties affiliated with your advisor/sponsor. Please revise to clarify if your advisor will receive fees and commissions from the related party transactions from both you and the other party to the transaction. With regards to the sale of property to a related party, please discuss if there are any floor prices at which you would be required to sell the properties.

Management, page 50

28.   On page 51, we note that the independent directors will be responsible for determining if the compensation to be paid to your advisor is reasonable. Please revise to clarify what are the results if the compensation is deemed unreasonable.

29.   Please revise to disclose the amount of time your executive officers will devote to you and disclose the number of other programs they are involved with.

30.   Please revise to clarify if you will have any employees or if you will rely solely on your advisor.

Management Compensation, page 60

31.   From the disclosure on page 54 we note that you are able to provide incentive compensation. Please revise the disclosure in this section to discuss the purpose for such disclosure in light of the incentive structure of the advisory and management agreements with affiliated parties.

32.   Please revise this section to include a detailed discussion of the expenses that are reimbursable to your advisor.

Operational Stage, page 60

33.   Please revise the description of acquisition expenses to disclose the maximum amount of your obligation to reimburse acquisition expenses.

Liquidity Stage, page 61

34.   To aid investors understanding of the subordinated participation and distribution interest, please revise to provide examples.

35.   We note disclosure at the bottom of page 62 that your sponsor is entitled the subordinated distribution payment if the agreement is terminated for "cause." You then disclose on page 63 how the payment is determined for termination events "other than for 'cause.'" Please revise to clarify how the noted payment is determined when the termination is for cause.

Conflict Resolution Procedures, page 67

36.   Please revise to clarify whether your charter includes any restrictions on selling properties to your advisor or its affiliates.

Prior Performance Summary, page 70

37.   From your disclosure, it appears that each program only owns three or fewer properties. Please revise to clarify.

38.   We note the disclosure that your sponsor was formed in 1998. You follow by disclosing that your sponsor has sponsored 33 programs as of December 31, 2007. All the listed programs are disclosed as being launched within the last three years. Please revise to discuss your sponsor's activities from 1998 until 2005.

39.   Please revise to provide more detail about the adverse business developments experienced by the prior programs. Identify the programs and elaborate on the harm incurred.

40.   We note the disclosure of the property acquisitions made by the nonpublic entities. Please revise to disclose the method of financing for the listed properties. Please refer to Item 8.A.4 of Industry Guide 5.

Management's Discussion and Analysis, page 74

41.   We note the reference to working capital reserves. Please revise to clarify whether or not you anticipate establishing working capital reserve out of the offering proceeds, consistent with your disclosure on page 38.

Federal Income Tax Considerations, page 95

42.   We note the qualification in the introductory that the summary does not address all possible tax considerations that may be material to an investor. Please revise to remove the noted qualification.

Appendix A – Prior Performance Tables

Table I, page A-2

43.   Please advise how you determined the percentages listed under acquisition costs.

Table II, page A-6

44.   We note that you have not included any disclosure of real estate commissions and other fees paid to the sponsor by third parties, as required by Instruction 4 to Table II. Please confirm to us that no third-party payments were made.

45.   Please tell us why you have not disclosed any amounts in the line items for property management fees and partnership management fees. We note, for example, that you have agreed to pay the sponsor asset management and property management fees in the program you are offering in this registration statement.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Brett C. Moody, Chief Executive Officer
Moody National REIT I, Inc.
June 5, 2008
Page 8

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the
registration statement as a confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement. We will act on the request and,
pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

        Any questions regarding the accounting comments may be directed to William
Demarest at (202) 551-3432 or Daniel Gordon, Accounting Branch Chief, at (202) 551-
3486. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-
3386 or the undersigned at (202) 551-3233.

                                                Sincerely,

                                                Thomas Kluck
                                                Branch Chief
cc: Rosemarie A. Thurston (via facsimile)